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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            ACLARA BioSciences, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   00461P 10 6
                                 (CUSIP Number)

                           Thomas P. Livingston, Esq.
                               Applera Corporation
                            (Formerly PE Corporation)
                                  301 Merritt 7
                             Norwalk, CT 06851-1070
                                 (203) 840-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 5 Pages



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CUSIP No. 00461P 10 6                13D                      Page 2 of 5 Pages

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Applera Corporation (formerly PE Corporation)
           06-1534213

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
           GROUP (SEE INSTRUCTIONS)                                    (a)  [_]
                                                                       (b)  [x]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC

---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

---------- ---------------------------------------------------------------------
                          7      SOLE VOTING POWER
   NUMBER OF                     1,761,198
    SHARES
 BENEFICIALLY             ------ ----------------------------------------------
   OWNED BY               8      SHARED VOTING POWER
     EACH
   REPORTING              ------ ----------------------------------------------
    PERSON                9      SOLE DISPOSITIVE POWER
     WITH                        1,761,198

                          ------ ----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           1,761,198

---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [_]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.9%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO

---------- ---------------------------------------------------------------------



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CUSIP No. 00461P 10 6                13D                      Page 3 of 5 Pages


         This Amendment No. 2 to Schedule 13D relating to shares of common stock, par value $.001 per share (the "Issuer Common Stock") of ACLARA BioSciences, Inc. (the "Issuer"), a Delaware corporation, is being filed to report that Applera Corporation has sold shares of Issuer Common Stock and has ceased to beneficially own more than 5% of Issuer Common Stock. Reference is made to the Schedule 13D filed by Applera Corporation (under its former name PE Corporation) and PE Corporation (NY) (under its former name The Perkin-Elmer Corporation) with the Securities and Exchange Commission on April 3, 2000, as amended by Amendment No. 1 to such Schedule 13D filed with the Securities and Exchange Commission on December 9, 2003 ("Amendment No. 1"). Items not included in this Amendment No. 2 to Schedule 13D are either not amended or not applicable.


Item 5.  Interest in Securities of Issuer.

         (a) Applera Corporation beneficially owns an aggregate of 1,761,198 shares of Issuer Common Stock representing 4.9% of the issued and outstanding shares of Issuer Common Stock (based on the number of shares outstanding as contained in the Issuer's most recently available filing with the Securities and Exchange Commission). As of the date hereof, neither Applera Corporation nor, to its knowledge, any of its directors or executive officers, otherwise beneficially owns any shares of Issuer Common Stock.

         (b) Applera Corporation has sole voting and sole dispositive power with respect to all shares of Issuer Common Stock which are owned by Applera Corporation.

         (c) Applera Corporation sold the following number of shares of Issuer Common Stock on the following dates at the average prices per share set forth in the following table:

      ----------------    -----------------    ----------------------------
              Date          No. of Shares        Average Price Per Share
      ----------------    -----------------    ----------------------------
           12/9/03               40,000                     3.601
      ----------------    -----------------    ----------------------------
           12/10/03              50,000                    3.5546
      ----------------    -----------------    ----------------------------
           12/11/03              50,000                    3.5961
      ----------------    -----------------    ----------------------------
           12/12/03              35,882                    3.6088
      ----------------    -----------------    ----------------------------
           12/15/03              15,400                    3.5563
      ----------------    -----------------    ----------------------------
           12/16/03              29,400                    3.5752
      ----------------    -----------------    ----------------------------
           12/17/03              20,000                    3.5162
      ----------------    -----------------    ----------------------------
           12/18/03              11,000                    3.6
      ----------------    -----------------    ----------------------------
           12/19/03              15,000                    3.6002
      ----------------    -----------------    ----------------------------

All of such sales were effected by UBS Securities LLC on behalf of Applera Corporation through the NASDAQ National Market. Except as set forth in this
Section 5(c), there have not been any transactions in Issuer Common Stock effected by or for the account of Applera Corporation or, to the knowledge of Applera Corporation, any of its directors or executive officers, since the filing of Amendment No. 1.


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CUSIP No. 00461P 10 6                13D                      Page 4 of 5 Pages

         (d) No person other than Applera Corporation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock owned by Applera Corporation.

         (e) Applera Corporation ceased to be the beneficial owner of more than 5% of Issuer Common Stock as of December 17, 2003, as a result of the sales described in Item 5(c) above.



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CUSIP No. 00461P 10 6                13D                      Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            APPLERA CORPORATION


                                            By: /s/ William B. Sawch
                                                -------------------------------
                                                William B. Sawch
                                                Senior Vice President and
                                                General Counsel


Dated: December 22, 2003